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SEC FILE NUMBER 000-54498
CUSIP NUMBER

UNITED STATE

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):  [ X ] Form 10-K   [   ] Form 20-F   [   ] Form 11-K   [   ] Form 10-Q   [   ] Form 10-D   [   ]   Form N-SAR

[   ] Form N-CSR

For Period Ended:  December 31, 2015

[   ]   Transition Report on Form 10-K

[   ]   Transition Report on Form 20-F

[   ]   Transition Report on Form 11-K

[   ]   Transition Report on Form 10-Q

[   ]   Transition Report on Form N-SAR

For the Transition Period Ended: _____________________________________

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

AROGA HOLDING CORP.

Full Name of Registrant

KMRB ACQUISITION CORP.

Former Name if Applicable

310 Hopkins Street

Address of Principal Executive Office (Street and Number)

Whitby, ON, Canada L1N 2B9

City, State and Zip Code

PART II – RULE 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
[ X ]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10- Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25© has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra sheets if needed)

The Registrant is unable to file its Form 10-K Annual Report for the year ended December 31, 2015 because the Registrant’s auditor has not completed their review of the Form 10-K.  It is anticipated that the Form 10-K Annual Report, along with the audited financial statements, will be filed on or before the 15th calendar day following the prescribed due date of the Registrant’s Form 10-K.

PART IV – OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification

Grove Bennett

905

668-8886

    (Name)

(Area Code)

(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 month or for such shorter period that the registrant was required to file such report(s) been filed?   If answer is no, identify report(s).  Yes [ X ]   No [   ]

__________________________________________________________________________________________

(3)

Is it anticipated that any significant change is results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [   ]   No [ X ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

AROGA HOLDING CORP.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

/s/ Grove Bennett

Date: March 30, 2016

By: ________________________

          Grove Bennett

          Chief Executive Officer